August 25, 2009

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:	Pimi Agro Cleantech, Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 (“Form S-1”) Filed August 3, 2009 File No. 333-158986

Dear Mr. Reynolds:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 14, 2009, addressed to Mr. Saly, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.

Management's Discussion and Analysis, page 11

1.
We note the statement that "management believes that there is currently no other solution available, other than SpuDefender, that suppresses sprouting while at the same time preventing yield and quality losses.” Such statements appear promotional, especially given the current status of the product, which has not obtained necessary regulatory approval, and should be removed.”

Response:

Per the Staff’s comment, the Company has removed the statement that "management believes that there is currently no other solution available, other than SpuDefender, that suppresses sprouting while at the same time preventing yield and quality losses.”

2.
Please reconcile your statement on page 11 that the regulatory process  “is anticipated to be twelve months until receipt of temporary permits in the EU member states, and six to nine months in the United States" with your disclosure on page 21 that in Europe "the valuationperiod of the file by the reporting country will take up to 2 years" and that once the active ingredient has been approved by the European Commission "The process of registration of our other products is expected to take at least one year from the date of filing" and your disclosure on page 21 that in the United States "the registration process will last between eight to twelve months" and "the registration and approval of our other products will take between 4-6 months from submission of the respective files."

Response:

In light of the Commission’s comment, the statement on page 11 has been reconciled with the disclosure on page 21.

Business, page 15

3.	We reissue comment seven of our letter dated July 14, 2009. Please provide a basis for many of the statements in this section or remove. For example, we note the following statements:

•
Your statements on page 17 that StoreGuard is "designed to" prevent a majority of crop skin diseases, that STHP "is known" to oxidize bacteria and fungi, that StoreGuard is effective on fruits, and that it extends shelf life on supermarket shelves and in consumers' homes. Additionally, please clarify the meaning of the statement that StoreGuard was "effective" in preventing quantity and quality losses related to dehydration, bacteria and fungal diseases in cabbage relative to cabbage stored in regular conditions;

•	Your statements on page 17 that SeedGuard is "highly effective" in controlling diseases caused by the major pathogens and "is able to control" seed borne diseases.

•	Your statement on page 28 that by use of your products and technologies "management believes that the shelf life of stored crops can be extended."

Response:

The Company has either provided a basis for the above-referenced statements, among others, in the business section, or modified, or removed such statements  in their entirety.

4.
We note your response to comment eight of our letter dated July 14, 2009, and the sources you have cited. Please briefly summarize the data and results from each test supporting your assertions that SpuDefender has the benefits of anti-sprouting, disease control, preventing dehydration and shrinkage, enhancing fry color for processed potatoes, and reducing suffocation, dehydration, and microbial attack. To the extent that the data and/or results indicate potential weaknesses or limitations to your products, provide clear disclosure.

Response:

The Company has briefly summarized the data and results from each test supporting its assertions that SpuDefender has the benefits of anti-sprouting, disease control, preventing dehydration and shrinkage, enhancing fry color for processed potatoes, and reducing suffocation, dehydration, and microbial attack. The Company has further indicated potential weaknesses or limitations to its products to the extent that the data and/or results of such tests indicate same.

5.
We note your response to comment nine of our letter dated July 14, 2009. Please clarify whether the 4-6 month process for registration and approval of your other products with the EPA will begin after the registration and approval of SpuDefender is complete.

Response:

The Company has clarified its disclosure to reflect that the 4-6 month process will begin only after the registration and approval of SpuDefender is complete.

6.
Please reconcile your statement on page 21 that the EPA registration process "will take up to nine months" with your statement on page 21 that in the U.S. "the registration process will last between eight to twelve months."

Response:

The Company has reconciled its statements on page 21 to reflect that registration process will take between 8-12 months.

7.
We note your response to comment 11 of our letter dated July 14, 2009. You state on page 21 that "we assume that successful storage results in these pilot rooms will enable us to step into full commercial usage during the 2010 potatoes season." Please clearly state the basis for your assumption or remove.

Response:

The Company has revised the paragraph in order to state the basis for the estimate in page 21.

8.
We note your response to comment 12 of our letter dated July 14, 2009, and we reissue the comment. Please reconcile the disclosure on page 22, which indicates that the term of the agreement with Omex is five years, with the agreement filed as exhibit 10.20 states that the agreement will expire on December 31, 2012. Since the agreement was entered into January 7, 2009, this agreement had a term of less than four years. In addition, please disclose on page 22 the terms of the agreement with Omex Agriculture Ltd. For instance, clearly state the minimum sales targets and the targets for continued exclusivity. Also, discuss the rebate program.

Response:

The Company has reconciled the disclosure on page 22 with the agreement filed as exhibit 10.20. Specifically, the Company has removed the period of 5 years from the discussion and instead has disclosed the termination date of the agreement with Omex Agriculture ltd. The Company has also disclosed the terms of the agreement with Omex Agriculture Ltd as suggested by the Staff.

9.
We note your disclosure on page 22 that your Ukrainian import contract with Gaben LLC expired in September 2008. Please disclose how you have imported or will import SpuDefender and SeedGuard for Kraft Food trials in Ukraine for the upcoming season.

Response:

The Company has added a discussion on how it will import SpuDefender and SeedGuard for Kraft Food Trials in Ukraine for the upcoming season, on page 22.

10.
We note your disclosure on page 23 regarding McDonalds, McCain, Pepsico/Frit-O-Lay, and Target. You state that "in certain cases" these companies have provided active recommendations to their suppliers to test your technology. Please clarify whether each of these companies has made such "active recommendations." In addition please disclose whether the recommendations, definitions, and role were the same in each case as you describe on page 23. Lastly, clearly state, if true, that you have no agreements with these companies.

Response:

The Company has revised the disclosure on page 23 in light of the Staff’s comment to clarify those cases in which these companies provided active recommendations to their suppliers to test the Company’s technology, in addition to whether the recommendations, definitions, and roles were the same in each case. The Company has further revised the disclosure to state that it does not have any agreements with these companies.

11.
We partially reissue comment six of our letter dated July 14, 2009. Please clearly state your competitive position in the industry. For example, it appears that many of your competitors are established companies with longer operating histories and greater financial resources than your company.

Response:

The Company has revised its disclosure to more clearly state its competitive position in the industry.

Executive Compensation, page 37

12.
We note your response to comment 20 of our letter dated July 14, 2009 and we reissue the comment. In the Director Compensation Table please disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R for all option awards granted in 2008, including those granted to Mr. Treger. Additionally, please adjust your disclosure in response to comment 21 accordingly. See Item 402(r)(2)(iv) of Regulation S-K.

Response:

The Company has clarified the disclosure in relation with the Director Compensation Table at page 37 in order to reflect the fact that the options which were granted to Mr. Treger were granted on July 1, 2009 and had no influence on the financial statements of the fiscal year 2008. The Company would like to clarify that the only director who received options in 2008, was Mr. Doron Shorrer and the option awards to Mr. Shorrer was calculated under FAS 123R.

Form S-1/A No 2 Registration Statement

General – Financial Statements

13.
Please amend your registration statement to include updated financial statements for an interim period ending within 135 days of the date your registration statement becomes effective, The financial statements must be current at the date on which the registration statement is filed as well as the date on which the registration statement becomes effective pursuant to Rule 8-08 of Regulation S-X.

Response:

The Company has amended its registration statement to include updated financial statements.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

	By:	/s/ Jonathan R. Shechter, Esq.
Jonathan R. Shechter, Esq.

cc: Mr. Youval Saly, Chief Executive Officer